Corsair Advisors LLC

Statement of Financial Condition
December 31, 2019

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT

SEC FILE NUMBER
8-69103

FORM X-17A-5

PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

CORSAIR ADVISORS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

717 FIFTH AVENUE, 24 FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shari Rothenberg (908) 743-1307
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, P.C.
(Name - if individual, state last, first, middle name)

200 Jefferson Park, Suite 400	Whippany	NJ	07981
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Paul Cabral, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Corsair Advisors LLC (the "Company") at December 31, 2019, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Financial Officer
Title



AQUILINA M. MARTINEZ
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01MA6270906
QUALIFIED IN QUEENS COUNTY
MY COMMISSION EXPIRES OCT 22, 2020

Notary Public

CORSAIR ADVISORS LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.

[x]   Facing Page.

[x]   Statement of Financial Condition.

[ ]   Statement of Operations.

[ ]   Statement of Changes in Member's Equity.

[ ]   Statement of Cash Flows.

[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ]   Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3.

[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).

[x]   An Affirmation.

[ ]   A copy of the SIPC Supplemental Report.

[ ]   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

[ ]   Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1).

[ ]   Independent Auditors' Report Regarding Exemption Report.

[ ]   Exemption Report

**   **   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORSAIR ADVISORS LLC

Index to Statement of Financial Condition

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Corsair Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Corsair Advisors, LLC (the "Company"), as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2018.

February 14, 2020

WithumSmith+Brown, PC 200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070 T (973) 898 9494 F (973) 898 0686 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

CORSAIR ADVISORS LLC

Statement of Financial Condition

December 31, 2019

ASSETS		
Cash	$	553,258
Prepaid expenses		3,924
TOTAL ASSETS	$	557,182
LIABILITIES AND MEMBER'S EQUITY		
Accrued expenses and other liabilities	$	31,568
Due to related parties		63,821
TOTAL LIABILITIES		95,389
COMMITMENTS AND CONTINGENCIES (NOTE 4)		
MEMBER'S EQUITY		461,793
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	557,182

The accompanying notes are an integral part of this Statement of Financial Condition.

CORSAIR ADVISORS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITON

December 31, 2019

1. ORGANIZATION

Corsair Advisors LLC ("Advisors") is a Delaware limited liability company. Advisors provides investment banking services and arranges private placement offerings. Advisors is a broker-dealer registered under the provisions of the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA").

Corsair Capital, L.P. ("Corsair Capital"), a Cayman Islands limited partnership, is the sole member of Advisors.

The liability of the member is limited to the capital held by Advisors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Statement of Financial Condition is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Expense Recognition

Expenses are recorded on an accrual basis when incurred.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires Advisors to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Statement of Financial Condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

Income Taxes

As a single member LLC, Advisors is disregarded as an entity separate from its owner and the operations are included in the tax returns of its beneficial owner, Corsair Capital.

No provision is made in the accompanying Statement of Financial Condition for U.S. Federal and New York State income taxes since such taxes are the responsibility of the ultimate individual members. Advisors is subject to the New York City Unincorporated Business Tax ("UBT") as part of the UBT return of Corsair Capital. UBT is accounted for using the stand-alone method. For the year ended December 31, 2019, Advisors has no taxable income subject to UBT and, therefore, no UBT tax expense.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

At December 31, 2019, management has determined that Advisors had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require.

3. RELATED PARTY TRANSACTIONS

Advisors has entered into a services, space sharing and expense agreement with Corsair Investments LLC, a limited liability company organized under the laws of Delaware and its affiliates (collectively, "Corsair"), under which Corsair acts as a paying agent. The scope of the support services may be amended at any time and from time to time by agreement of the parties. The services provided under this agreement include personnel, support services, office space, technology and communications ("Covered Expenses"). The Covered Expenses are allocated based on estimates of time and/or usage. If Advisors is not engaged in any substantive deal activity, the Covered Expenses will be allocated based on the historical average of Covered Expenses for similar periods of inactivity. At December 31, 2019, due to Corsair Investments LLC of $22,026 is included in due to related parties on the Statement of Financial Condition. It represents the Covered Expenses that have not yet been reimbursed by Advisors.

Corsair Investments, L.P., a related party, assigned its rights and obligations to Advisors related to the performance of advisory services for certain investors in an affiliate fund. For the year ended December 31, 2019, the advisory fee received from these services amounted to $141,717. Advisors earned all of its advisory fees from its affiliates during 2019. At December 31, 2019, all fees were collected.

In the normal course of business, Corsair Capital pays Advisors' third party expenses on behalf of Advisors and is reimbursed by Advisors for such expenses. At December 31, 2019, due to Corsair Capital of $41,795 is included in due to related parties on the Statement of Financial Condition. It represents Advisors' expenses paid by Corsair Capital that have not yet been reimbursed by Advisors.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. **COMMITMENTS AND CONTINGENCIES**

In the normal course of business, Advisors enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. Advisors' maximum exposure in connection with these contracts is unknown, as this would involve future claims that may be made against Advisors that have not occurred. However, based on its experience, Advisors expects the risk of loss to be remote.

5. **REGULATORY REQUIREMENTS**

Advisors is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum regulatory net capital and requires ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2019, Advisors had regulatory net capital of approximately $458,000, which exceeded the required net capital by approximately $452,000. Advisors' ratio of aggregate indebtedness to net capital was 0.21 to 1 at December 31, 2019.

Advisors does not maintain customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and therefore SEC Rule 15c3-3 is not applicable to its operations.

6. **CONCENTRATIONS**

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. Advisors has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to these deposits.

7. **SUBSEQUENT EVENTS**

Management of Advisors has evaluated events or transactions that may have occurred since December 31, 2019 and determined that there are no subsequent events requiring recognition or disclosure in the Statement of Financial Condition.